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Exhibit 12.1

ELECTRO SCIENTIFIC INDUSTRIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN THOUSANDS OF DOLLARS)

	Fiscal Year Ended June 2,
						Six Months Ended December 2, 2001
	1997	1998	1999	2000	2001
Pre-tax income	27,987	32,316	10,980	59,872	149,930	(14,140)

Fixed charges:
Interest expense	3	32	158	223	4	78
Interest portion of rentals(1)	305	530	572	451	577	600

Total fixed charges	308	562	730	674	581	678

Earnings plus fixed charges	28,295	32,878	11,710	60,546	150,510	(13,462)

Ratio of earnings to fixed charges	92	59	16	90	260	(20)

(1)
Calculated as one-third of rentals, which is a reasonable approximation of the interest factor.

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  Exhibit 12.1
ELECTRO SCIENTIFIC INDUSTRIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (AMOUNTS IN THOUSANDS OF DOLLARS)